Filed Pursuant to Rule 424(b)(3)

File Number 333-126811

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$5,000,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A

Bermudan Callable Principal Protected Notes due February 22, 2021

Issuer:	Barclays Bank PLC

Issue Date:	February 22, 2006

Maturity Date:	February 22, 2021, subject to Early Redemption Option.

Coupon:	The Notes will bear interest at the rate set forth below, payable quarterly in arrears on February 22, May 22, August 22 and November 22 of each year, commencing on May 22, 2006.

Coupon Periods:	From (and including) the Issue Date to (but excluding) the first coupon payment date (without adjustment in accordance with the Business Day Convention) and thereafter from (and including) each coupon payment date (without adjustment in accordance with the Business Day Convention) to (but excluding) the next coupon payment date (without adjustment in accordance with the Business Day Convention). The final Coupon Period will end on the Maturity Date or the Early Redemption Date, as the case may be.

Coupon Rate:	The interest rate applicable to each Coupon Period will be 5.60% per annum.

Early Redemption Option:	We may, at our election, redeem your Notes in whole, but not in part, at the Redemption Price, on any Optional Redemption Date, by giving at least 20 calendar days’ prior notice to the trustee and to each registered holder of the Notes. The Optional Redemption Date (if any) on which we exercise our Early Redemption Option will be referred to as the “Early Redemption Date”.

Optional Redemption Dates:	Without adjustment in accordance with the Business Day Convention, February 22, May 22, August 22 and November 22 in each year, commencing February 22, 2009 to (but excluding) the Maturity Date.

Redemption Price:	If we exercise our Early Redemption Option, you will receive 100% of the principal amount of your Notes, together with any accrued but unpaid interest thereon to (but excluding) the Early Redemption Date. Additionally, we may redeem your Notes on the Early Redemption Date if we are required to pay additional amounts in respect of tax withholding with regard to the Notes.

Listing:	The Notes will not initially be listed on any U.S. securities exchange or quotation system.

CUSIP:	06739F BA 8

See “ Risk Factors” beginning on page PS-1 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commissions	Proceeds to Barclays Bank PLC
Per Note	100%	2.00%	98.00%
Total	$5,000,000	$100,000	$4,900,000

Barclays Capital

Pricing Supplement dated February 8, 2006

TABLE OF CONTENTS
PRICING SUPPLEMENT

RISK FACTORS	PS-1
SPECIFIC TERMS OF THE NOTES	PS-2
CAPITALIZATION AND INDEBTEDNESS	PS-5
SUPPLEMENTAL TAX CONSIDERATIONS	PS-6
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-6

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEX NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTIONS	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY OF SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

RISK FACTORS

This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Protected Only if You Hold Your Notes to Maturity

If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. Additionally, you will not accrue or receive any coupon with respect to the Coupon Period in which you sell your Notes, any further coupon payments or an amount with respect to any subsequent Coupon Period. You should be willing to hold your Notes until maturity.

The Market Value of the Notes May Be Influenced by Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the Notes:

•	supply and demand for the Notes, including inventory positions held by Barclays Capital Inc., Barclays Bank PLC or any market maker;

•	the time remaining to maturity;

•	our right to redeem the Notes;

•	the creditworthiness of Barclays Bank PLC; and

•	expectations about future levels and volatility of market interest rates.

Market Factors May Influence Whether We Exercise Our Right to Redeem the Notes Prior to Their Scheduled Maturity

It is more likely that we will redeem the Notes prior to their Maturity Date if the applicable interest rate results in an amount of interest on the Notes greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are called prior to their Maturity Date, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to redeem the Notes prior to their scheduled maturity.

There May Not Be an Active Trading Market in the Notes

There may be little or no secondary market for the Notes. We do not intend to list the Notes on any U.S. stock exchange and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. Barclays Capital Inc. and other affiliates of Barclays Bank PLC currently intend to act as market makers for the Notes, but they are not required to do so. Even if Barclays Bank PLC or any other affiliate makes a market in the Notes, they may stop doing so at any time.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the Notes. You should be aware that Barclays Bank PLC, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the applicable interest rate for each Coupon Period. Because this determination by the Calculation Agent will affect the interest payments on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

Our Writing of Research Reports on Interest Rates May Create Conflicts of Interest Between You and Us

We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.

No Current Research Recommendation

Neither Barclays Bank PLC nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

The Notes Are Not Insured by the FDIC

The Notes are not deposit liabilities of Barclays Bank PLC and neither the Notes or your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, United Kingdom or any other jurisdiction.

The Amount We Will Pay You to Redeem Your Notes If We Are Required To Pay Additional Amounts in Respect of Tax Withholding Is Uncertain

If we redeem your Notes because we are required to pay additional amounts in respect of tax withholding, we will pay you a redemption price for your Notes that will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position. Such redemption price would take into consideration the net present value of expected future payments of the principal and interest on the Notes. If there is little or no expected future interest payment on the Notes, the net present value would primarily depend on the present value of the repayment of the principal amount at maturity, which could result in a net present value of the Notes below par.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to public and net proceeds to Barclays Bank PLC on the front cover relates only to the initial sale of the Notes. If you have purchased the Notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Barclays Bank PLC may from time to time, without your consent, create and issue additional securities having the same terms and conditions as the Notes. Any such additional securities are expected to trade fungibly with the outstanding Notes.

We describe the terms of the Notes in more detail below.

Coupon

The Notes will bear interest at the rate set forth below, payable on the 22nd day of February, May, August and November in each year, from (and including) May 22, 2006 to (and including) the Maturity Date or the Early Redemption Date, as the case may be.

With respect to each Coupon Period, the Calculation Agent will calculate the interest amount by multiplying the principal amount of the Notes by the applicable Coupon Rate and the applicable day count fraction of 30/360.

Interest on the Notes will accrue from (and including) the Issue Date to (but excluding) the first coupon payment date (without adjustment in accordance with the Business Day Convention) and thereafter from (and including) each coupon payment date (without adjustment in accordance with the Business Day Convention) to (but excluding) the next coupon payment date (without adjustment in accordance with the Business Day Convention). The final Coupon Period will end on the Maturity Date or on the Early Redemption Date, if we choose to redeem your Notes on such date.

The interest rate applicable to each Coupon Period will be 5.60% per annum.

Payment at Maturity

At maturity we will pay you the principal amount of your Notes plus any accrued and unpaid interest if we have not previously exercised our option to redeem your Notes.

Early Redemption Option

We may, at our election, redeem the Notes in whole, but not in part, on any Optional Redemption Date, by providing at least twenty calendar days’ prior written notice to the holders and the trustee. Neither we nor any of our agents are required to notify you prior to any such redemption. The “Optional Redemption Date” shall be, without adjustment in accordance with the Business Day Convention, February 22, May 22, August 22 and November 22 in each year, commencing February 22, 2009 to (but excluding) the Maturity Date. The Optional Redemption Date (if any) on which we exercise our Early Redemption Option will be referred to as the “Early Redemption Date”.

If we exercise our Early Redemption Option, you will receive 100% of the principal amount of your Notes, together with any accrued, but unpaid, interest thereon to (but excluding) the Early Redemption Date. Additionally, we may redeem your Notes on the Early Redemption Date if we are required to pay additional amounts in respect of tax withholding with regard to the Notes.

Denomination

The denomination of the Notes will be $1,000 and increments of $1,000 thereafter.

Maturity Date

The Maturity Date will be February 22, 2021, subject to the Early Redemption Option.

Regular Record Dates for Interest

The regular record date relating to a coupon payment date for the Notes will be the date 15 calendar days prior to the coupon payment date, whether or not that date is a Business Day. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third Business Day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment or delivery on the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “Business Day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Business Day Convention

Any payment on the Notes that would otherwise be due on a day that is not a Business Day may instead be paid on the first following day that is a Business Day, with the same effect as if paid on the original due date.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will, in its sole discretion, make all determinations regarding Business Days, the default amount upon any acceleration, the Maturity Date, any Early Redemption Date, the amount payable in respect of your Notes at maturity or upon redemption, and any other calculations or determinations to be made by the Calculation Agent as set forth herein. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Capitalization and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2005. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at June 30, 2005
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital — shares of £1 each £1	3,000,000
Authorised preference share capital — shares of £100 each	400
Authorised preference share capital — shares of £1 each	1
Authorised preference share capital — shares of U.S.$100 each	400
Authorised preference share capital — shares of U.S.$0.25 each	80,000
Authorised preference share capital — shares of €100 each	400

Ordinary shares — issued and fully paid shares of £1 each	2,311,361
Preference shares — issued and fully paid shares of £100 each	75
Preference shares — issued and fully paid shares of £1 each	1
Preference shares — issued and fully paid shares of U.S.$100 each	100
Preference shares — issued and fully paid shares of U.S.$0.25 each	—
Preference shares — issued and fully paid shares of €100 each	240

£ million
Group total shareholders’ equity
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	400
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479

Shareholders’ equity (excluding minority interests)	21,850
Minority interests (1)	200

Total Shareholders’ equity	22,050

Group indebtedness (2)
Subordinated liabilities
Undated loan capital — non-convertible	4,366
Dated loan capital — convertible to preference shares	13
Dated loan capital — non-convertible (3)	6,930
Debt securities in issue (4)	93,328

Total indebtedness	104,637

Total capitalisation and indebtedness	126,687

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503

Total contingent liabilities	44,477

Notes:

(1)	On the basis of Barclays Bank PLC’s internal unaudited IFRS figures, minority interests had increased to £1.2bn as at November 30, 2005. This increase primarily arose as a result of the transaction to acquire a majority stake in Absa Group Limited.
(2)	“Group indebtedness” includes interest accrued as at June 30, 2005 in accordance with International Financial Reporting Standards.
(3)	On September 9, 2005, Barclays Bank PLC issued $500,000,000 Callable Floating Rate Subordinated Notes due 2017. On January 20, 2006, Barclays Bank PLC issued €1,250,000,000 Callable Floating Rate Subordinated Notes due 2016.
(4)	On the basis of Barclays Bank PLC’s internal unaudited IFRS figures, the amount of debt securities in issue increased from £93 billion to approximately £109 billion between June 30, 2005 and November 30, 2005. This represents an increase of approximately 17%.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The discussion below supplements the discussion of the United States federal income tax consequences of ownership of Notes set forth under “Tax Considerations” in the attached prospectus and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a U.S. holder (as defined in the accompanying prospectus).

In the opinion of our counsel, Sullivan & Cromwell LLP, you will be taxed on any interest on your Notes as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting. You will generally recognize gain or loss on the sale or retirement of your Notes equal to the difference between the amount you realize on the sale or retirement and your tax basis in your Notes. Your tax basis in your Notes will generally be the cost of the Notes.

Interest paid or accrued on the Notes will be income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. holder. Under the foreign tax credit rules, interest paid or accrued in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” income, while interest paid or accrued in taxable years after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

Information Reporting and Backup Withholding

Please see the discussion “Tax Considerations – United States Taxation – Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the information reporting and backup withholding rules to payments made on your Note.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment on or about February 22, 2006, which will be the fifteenth Business Day following the date of this pricing supplement (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify or alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$5,000,000

BARCLAYS BANK PLC

BERMUDAN CALLABLE PRINCIPAL PROTECTED NOTES DUE FEBRUARY 22, 2021

PRICING SUPPLEMENT

FEBRUARY 8, 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital